Exhibit 2

2011

THIRD QUARTER RESULTS

?? Stock Listing Information

NYSE (ADS) Ticker: CX

MEXICAN STOCK EXCHANGE Ticker: CEMEXCPO

Ratio of CEMEXCPO TO CX = 10:1

?? Investor Relations

In the United States:

1 877 7CX NYSE

In Mexico:

52 (81) 8888 4292 E? Mail: ir@cemex.com

OPERATING AND FINANCIAL HIGHLIGHTS

	January – September				Third quarter			
	2011	2010	% Var.	l-t-l % Var.*	2011	2010	% Var.	l-t-l % Var.*
Consolidated cement volume (thousand metric tons)	50,483	49,543	2%		17,454	17,170	2%	
Consolidated ready-mix volume (thousand cubic meters)	40,949	37,997	8%		14,513	13,710	6%	
Consolidated aggregates volume (thousand metric tons)	120,979	119,764	1%		43,216	44,172	(2%)	
Net sales	11,437	10,577	8%	3%	3,967	3,765	5%	1%
Gross profit	3,303	3,047	8%	2%	1,186	1,097	8%	4%
Gross profit margin	28.9%	28.8%	0.1pp		29.9%	29.1%	0.8pp	
Operating income	737	728	1%	(4%)	305	284	7%	6%
Operating Income margin	6.4%	6.9%	(0.5pp)		7.7%	7.6%	0.1pp	
Consolidated net income (loss)	(1,418)	(728)	(95%)		(823)	(86)	(853%)	
Controlling interest net income (loss)	(1,416)	(737)	(92%)		(822)	(89)	(821%)	
Operating EBITDA	1,794	1,829	(2%)	(6%)	658	649	1%	(1%)
Operating EBITDA margin	15.7%	17.3%	(1.6pp)		16.6%	17.2%	(0.6pp)	
Free cash flow after maintenance capital expenditures	(23)	268	N/A		263	250	5%	
Free cash flow	(102)	191	N/A		231	228	1%	
Net debt plus perpetual notes	17,719	17,265	3%		17,719	17,265	3%	
Total debt	17,294	16,775	3%		17,294	16,775	3%	
Total debt plus perpetual notes	18,455	18,103	2%		18,455	18,103	2%	
Earnings (loss) per ADS	(1.36)	(0.74)	(84%)		(0.79)	(0.09)	(782%)	
Fully diluted earnings per ADS	N/A	N/A	N/A		N/A	N/A	N/A	
Average ADSs outstanding	1,041.5	988.9	5%		1,042.9	999.7	4%	
Employees	44,870	46,881	(4%)		44,870	46,881	(4%)	

In millions of US dollars, except percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions. Please refer to page 8 for end-of quarter CPO-equivalent units outstanding.

* Like-to-like ("l-t-l") percentage variations adjusted for investments/divestments and currency fluctuations.

Consolidated net sales in the third quarter of 2011 increased to US$3,967 million, representing an increase of 5% compared with the third quarter of 2010, or an increase of 1% on a like-to-like basis for the ongoing operations. The increase in consolidated net sales was due to higher sales in our Northern European, South/Central America and Caribbean, and US operations. The infrastructure and residential sectors were the main drivers of demand in most of our markets.

Cost of sales as a percentage of net sales decreased by 0.8 percentage points during the third quarter of 2011 compared to the same period last year. The decrease in cost of sales as a percentage of net sales was mainly the result of higher prices in our Mexican, Northern European, and South/Central America and Caribbean regions which offset the increase in fuel and raw materials costs. **Selling, general and administrative (SG&A)** expenses as a percentage of net sales increased 0.6 percentage points during the third quarter of 2011 compared with the same period last year, from 21.6% to 22.2%. The increase in SG&A expenses during the quarter was the result of higher distribution expenses, which were partially offset by our cost reduction initiatives.

Operating EBITDA increased 1% to US$658 million during the third quarter of 2011 compared with the same period last year. The increase was due mainly to higher contributions from our South/Central America and Caribbean, and Northern European operations, and our cost reduction initiatives. On a like-to-like basis for the ongoing operations, operating EBITDA decreased 1% in the third quarter of 2011 compared with the same period last year. **Operating EBITDA margin** decreased 0.6 percentage points, from 17.2% in the third quarter of 2010 to 16.6% this quarter, reflecting a change in product and geographic mix, as well as input cost inflation in excess of price increases in our cement business.

Other expenses, net, for the quarter were US$93 million, which included mainly severance payments related to our transformation process and provisions for legal settlements.

Exchange gain (loss), net, for the quarter was a loss of US$217 million, resulting mainly from the depreciation of the euro and Mexican peso against the US dollar.

Gain (loss) on financial instruments for the quarter was a loss of US$339 million, resulting mainly from our equity derivatives related to CEMEX shares.

Controlling interest net income (loss) was a loss of US$822 million in the third quarter of 2011, versus a loss of US$89 million in the third quarter of 2010. This year's loss reflects higher foreign exchange loss and higher loss in our financial instruments, which were partially offset by higher operating income.

Total debt plus perpetual notes increased US$27 million during the quarter.

2011 Third Quarter Results Page 2

OPERATING RESULTS

Mexico

	January – September				Third quarter			
	2011	2010	% Var.	l-t-l % Var.*	2011	2010	% Var.	l-t-l % Var.*
Net sales	2,661	2,534	5%	(0%)	856	868	(1%)	(3%)
Operating EBITDA	885	866	2%	(3%)	285	286	(0%)	(2%)
Operating EBITDA margin	33.2%	34.2%	(1.0pp)		33.3%	33.0%	0.3pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	1%	(1%)	13%	10%	3%	(0%)
Price (USD)	9%	5%	11%	7%	19%	15%
Price (local currency)	3%	3%	5%	5%	13%	13%

CEMEX's domestic gray cement volumes in Mexico decreased 1% during the third quarter of 2011 versus the same period last year, while ready-mix volumes increased 10% over the same period. For the first nine months of the year, domestic gray cement volumes increased 1% while ready-mix volumes increased 13% versus the comparable period a year ago. Demand for building materials during the quarter was driven by the decline in volumes from the residential sector, mainly from low and middle-income housing. Performance from the self-construction sector remained flat. The infrastructure and industrial-and-commercial sectors continued with their positive trend. The industrial-and-commercial sector has been supported by construction demand from the manufacturing sector.

United States

	January – September				Third quarter			
	2011	2010	% Var.	l-t-l % Var.*	2011	2010	% Var.	l-t-l % Var.*
Net sales	1,839	1,919	(4%)	(9%)	713	683	4%	(4%)
Operating EBITDA	(80)	(9)	(811%)	(2,081%)	(10)	(2)	(405%)	N/A
Operating EBITDA margin	(4.4%)	(0.5%)	(3.9pp)		(1.4%)	(0.3%)	(1.1pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(4%)	2%	(5%)	9%	(11%)	(10%)
Price (USD)	(1%)	0%	2%	4%	9%	12%
Price (local currency)	(1%)	0%	2%	4%	9%	12%

Domestic gray cement and ready-mix volumes for CEMEX's operations in the United States increased 2% and 9%, respectively, while aggregates volumes decreased 10% during the third quarter of 2011 versus the same period of 2010. For the first nine months of the year, domestic gray cement, ready-mix, and aggregates volumes decreased 4%, 5%, and 11% respectively, versus the comparable period last year. The consolidation of the Ready Mix USA joint venture as of September resulted in higher ready-mix and aggregates volumes. On a like-to-like basis for the ongoing operations, ready-mix and aggregates volumes decreased 3% and 8%, respectively, during the quarter and decreased 10% and 7%, respectively, for the first nine months of the year versus the comparable period last year. The increase in cement sales volumes for the quarter reflects a slightly better performance during the period in some markets. Construction activity in the residential sector remains relatively stagnant due to excess inventory, tight credit conditions, weak job creation, and low confidence in the economic outlook. Continued weakness in state fiscal conditions and uncertainty over federal funding affected the infrastructure sector. Activity from the industrial-and-commercial sector continues to improve.

2011 Third Quarter Results Page 3

OPERATING RESULTS

Northern Europe

	January – September				Third quarter			
	2011	2010	% Var.	l-t-l % Var.*	2011	2010	% Var.	l-t-l % Var.*
Net sales	3,633	3,065	19%	10%	1,302	1,190	9%	3%
Operating EBITDA	333	221	50%	40%	170	151	13%	7%
Operating EBITDA margin	9.2%	7.2%	2.0pp		13.1%	12.7%	0.4pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	12%	2%	12%	3%	6%	(1%)
Price (USD)	9%	7%	10%	8%	10%	9%
Price (local currency)	1%	2%	2%	2%	3%	4%

CEMEX's domestic gray cement, ready-mix, and aggregates volumes in the United Kingdom operations decreased 4%, 1%, and 4%, respectively, during the third quarter of 2011 versus the same period in 2010. For the first nine months of the year our domestic gray cement, ready-mix, and aggregates volumes increased 5%, 12%, and 4%, respectively, versus the comparable period in the previous year. The main driver of construction activity during the quarter continued to be the infrastructure sector, although we have perceived a slowdown given public sector spending cuts. The residential market has showed little sign of improvement, as market conditions remain difficult. In addition, the industrial-and-commercial sector was adversely affected by subdued economic activity.

In CEMEX's operations in France, ready-mix and aggregates volumes increased 1% and 3%, respectively, during the third quarter of 2011 versus the same period in 2010. For the first nine months of the year, ready-mix and aggregates volumes increased 12% and 10%, respectively, versus the same period last year. Demand for building materials continued to be driven by the residential sector, supported by the economic stimulus plan measures, such as social housing, tax advantages and zero-rate loans. Sales volumes from the infrastructure sector remained stable, driven mainly by private investments, which offset the drop in public investments. Increase in permits from the industrial-and-commercial sector had a positive effect on volumes for the quarter.

In Germany, our domestic gray cement volumes increased 4% during the third quarter of 2011 and 14% during the first nine months of the year versus the same periods last year. Sales volumes during the quarter were supported by acceleration in residential building permits due to historically low mortgage rates, stable construction prices, shrinking unemployment, and higher wages. Performance from the industrial-and-commercial sector benefited from the ongoing strength in the manufacturing sector as well as rising capacity utilization. Activity from the infrastructure sector had a slight decrease due to cuts in the national budget.

CEMEX's domestic gray cement volumes in Poland increased 3% during the third quarter of 2011 and 16% during the first nine months of the year versus the comparable periods of last year. Investment in the infrastructure sector was supported by the EU structural funds for infrastructure spending. Spending in construction of highways and express roads by the government continued. Construction permits from the industrial-and-commercial sector continued with its positive trend backed by favorable economic activity. The overall housing market in Poland continues to be stable. In addition, demand for building materials was affected by unfavorable weather conditions during the month of July.

Our domestic gray cement volumes in the Northern Europe region increased 2% during the third quarter of 2011 and 12% for the first nine months of the year versus the same periods in 2010.

2011 Third Quarter Results Page 4

OPERATING RESULTS

Mediterranean

	January – September				Third quarter			
	2011	2010	% Var.	l-t-l % Var.*	2011	2010	% Var.	l-t-l % Var.*
Net sales	1,337	1,371	(2%)	(5%)	424	448	(5%)	(7%)
Operating EBITDA	345	409	(16%)	(16%)	104	145	(28%)	(29%)
Operating EBITDA margin	25.8%	29.9%	(4.1pp)		24.6%	32.4%	(7.8pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(7%)	(14%)	4%	(1%)	(5%)	(7%)
Price (USD)	(3%)	(4%)	5%	7%	13%	12%
Price (local currency)	(3%)	(4%)	(0%)	2%	5%	5%

CEMEX's domestic gray cement and ready-mix volumes in Spain decreased 27% and 31%, respectively, during the third quarter of 2011 compared with the same period last year. For the first nine months of the year, domestic gray cement and ready-mix volumes each decreased 12%. Volumes for the quarter continued to be affected by significantly weaker demand in all of our markets, especially in Catalonia, Aragón and Baleares. High inventory levels and lack of credit availability continued to affect the performance from the housing sector, with permits at all time low levels. Activity from the infrastructure sector remained stagnant and at very low levels due to a lack of infrastructure resources and cuts in the national budget. Demand from the industrial-and-commercial sector during the quarter remains depressed given weak domestic economic activity and tighter credit.

In CEMEX's operations in Egypt, domestic gray cement volumes decreased 5% during the third quarter of 2011 and 4% during the first nine months of the year versus the comparable periods of last year. During the quarter, the overall business environment continued to be challenging as a result of the ongoing political unrest. In the infrastructure sector, most of the projects are on hold due to a reduction in government expenditures. Spending from other demand segments is stagnant as a result of heightened uncertainty given the current political situation.

Our domestic gray cement volumes in the Mediterranean region decreased 14% during the third quarter of 2011 and 7% for the first nine months of the year versus the same periods in 2010.

South/Central America and the Caribbean

	January – September				Third quarter			
	2011	2010	% Var.	l-t-l % Var.*	2011	2010	% Var.	l-t-l % Var.*
Net sales	1,298	1,078	20%	19%	453	366	24%	24%
Operating EBITDA	386	363	6%	4%	144	108	33%	34%
Operating EBITDA margin	29.7%	33.7%	(4.0pp)		31.9%	29.6%	2.3pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	5%	6%	17%	19%	40%	63%
Price (USD)	7%	8%	7%	7%	(0%)	6%
Price (local currency)	5%	9%	5%	7%	(1%)	8%

In CEMEX's operations in Colombia, our domestic gray cement volumes increased 8% during the third quarter of 2011 and 2% during the first nine months of the year versus the comparable periods last year. Construction activity for the quarter was driven by the residential sector, particularly from middle and high income segments, which have benefited from stable interest rates, controlled inflation, and favorable macroeconomic conditions. In addition, a recovery in low income housing, supported by subsidies in interest rates and construction of macro projects by the government aided growth in the quarter. Construction spending in the industrial-and-commercial sector, mainly in warehouses and commercial buildings, had a positive effect on volumes for the quarter.

Our domestic gray cement volumes in the South/Central America and the Caribbean region increased 6% during the third quarter of 2011 and 5% during the first nine months of the year versus the comparable periods of last year.

2011 Third Quarter Results Page 5

OPERATING RESULTS

Asia

	January – September				Third quarter			
	2011	2010	% Var.	l-t-l % Var.*	2011	2010	% Var.	l-t-l % Var.*
Net sales	381	390	(2%)	(7%)	130	124	5%	1%
Operating EBITDA	63	102	(38%)	(40%)	20	29	(32%)	(34%)
Operating EBITDA margin	16.5%	26.2%	(9.7pp)		15.2%	23.4%	(8.2pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(6%)	1%	(1%)	8%	(2%)	(1%)
Price (USD)	(3%)	(5%)	14%	12%	13%	11%
Price (local currency)	(7%)	(8%)	7%	7%	5%	7%

In the Philippines, CEMEX's domestic gray cement volumes remained flat during the third quarter of 2011 and decreased 11% during the first nine months of the year compared with the same periods in 2010. The decline was driven by election related spending last year, as well as the lack of government spending year to date. The current administration's anti-corruption efforts have resulted in a very deliberate and stringent process for project bidding and disbursement of funds, causing delays to infrastructure plans, including the implementation of public-private partnership projects. In addition, unfavorable weather conditions in many regions of the country hampered construction activity during the quarter. Volumes for the quarter were partially mitigated by increased demand from the residential sector, supported by remittances from overseas workers, and by the demand for office space from the industrial-and-commercial sector, sustained by the business process outsourcing industry in the country.

Our domestic gray cement volumes in the Asia region increased 1% during the third quarter of 2011 and decreased 6% during the first nine months of 2011 versus the comparable periods of last year.

2011 Third Quarter Results Page 6

OPERATING EBITDA, FREE CASH FLOW AND DEBT-RELATED INFORMATION

Operating EBITDA and Free Cash Flow

	January - September			Third quarter		
	2011	2010	% Var.	2011	2010	% Var.
Operating income	737	728	1%	305	284	7%
+ Depreciation and operating amortization	1,056	1,101		353	364	
Operating EBITDA	1,794	1,829	(2%)	658	649	1%
- Net financial expense	954	834		334	291	
- Maintenance capital expenditures	159	180		72	88	
- Change in working capital	435	460		(60)	84	
- Taxes paid	169	191		19	44	
- Other cash items (net)	100	(103)		30	(109)	
Free cash flow after maintenance capital expenditures	(23)	268	N/A	263	250	5%
- Expansion capital expenditures	79	77		32	23	
Free cash flow	(102)	191	N/A	231	228	1%

In millions of US dollars, except percentages.

During the quarter, free cash flow and additional debt were used to comply with the Ready Mix USA put option obligation and other corporate uses. In addition, we had a positive conversion effect in the amount of US$347 million during the quarter.

Information on debt and perpetual notes

	Third quarter			Second quarter
	2011	2010	% Var.	2011
Total debt	17,294	16,775	3%	17,251
Short-term	2%	4%		2%
Long-term	98%	96%		98%
Perpetual notes	1,161	1,328	(14%)	1,177
Cash and cash equivalents	736	838	(12%)	675
Net debt plus perpetual notes	17,719	17,265	3%	17,753
Consolidated funded debt/EBITDA*	7.20	7.61		7.16
Interest coverage*	1.87	1.96		1.87

	Third quarter	
	2011	2010
Currency denomination		
US dollar	77%	66%
Euro	20%	25%
Mexican peso	3%	9%
Other	0%	0%
Interest rate		
Fixed	57%	37%
Variable	43%	63%

In millions of US dollars, except percentages and ratios.

* Calculated in accordance with our contractual obligations under the Financing Agreement.

On September 23, 2011, CEMEX extended the maturity of its existing securitization program relating to the accounts receivable of its main subsidiaries in France for 18 months, until March 23, 2013. As part of the extension, CEMEX incorporated in to the program the accounts receivable of its main subsidiaries in the United Kingdom into the program. On-going costs of the transaction remain unchanged (conduit cost of funds + 120 bps).

2011 Third Quarter Results

Page 7

EQUITY-RELATED AND DERIVATIVE INSTRUMENTS INFORMATION

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. The following amounts are expressed in CPO terms.

Beginning-of-quarter CPO-equivalent units outstanding	10,413,374,680
Less increase (decrease) in the number of CPOs held in subsidiaries	0
Stock-based compensation	31,291,902
End-of-quarter CPO-equivalent units outstanding	10,444,666,582

Outstanding units equal total CPOs issued by CEMEX less CPOs held in subsidiaries.
CEMEX has outstanding mandatory convertible securities which, upon conversion, will increase the number of CPOs outstanding by approximately 172.5 million, subject to antidilution adjustments.

Employee long-term compensation plans

As of September 30, 2011, executives had outstanding options on a total of 90,297,054 CPOs, with a weighted-average strike price of approximately US$1.89 per CPO (equivalent to US$18.92 per ADS). Starting in 2005, CEMEX began offering executives a restricted stock-ownership program. As of September 30, 2011, our executives held 40,719,183 restricted CPOs, representing 0.4% of our total CPOs outstanding.

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.

	Third quarter		Second quarter
Notional amounts (1)	2011	2010	2011
Equity (2)	2,802	1,644	2,969
Estimated aggregate fair market value (1) (3)	36	(62)	159

In millions of US dollars.

The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts and quoted market prices as well as other derivative items as of the settlement date. Fair market values should not be viewed in isolation, but rather in relation to the fair market values of the underlying hedge transactions and the overall reduction in CEMEX's exposure to the risks being hedged.

Note: *Under Mexican Financial Reporting Standards ("Mexican FRS"), companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in which case changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement. As of September 30, 2011, in connection with the fair market value recognition of its derivatives portfolio, CEMEX had recognized increases in assets and liabilities resulting in a net asset of US$91 million, which according to our financial agreements, is presented net of the assets associated with the derivative instruments. The notional amounts of derivatives substantially match the amounts of underlying assets, liabilities, or equity transactions on which the derivatives are being entered into.*

(1) Excludes an interest-rate swap related to our long-term energy contracts. As of September 30, 2011, the notional amount of this derivative was US$192 million, with a positive fair market value of approximately US$55 million.

(2) Includes a notional amount of US$360 million in connection with a guarantee given by CEMEX under a financial transaction of its employees' pension fund trust. As of September 30, 2011, the fair value of this financial guarantee represented a liability of US$4 million, which is net of a collateral deposit of US$264 million.

(3) Net of a cash collateral deposited under open positions. Cash collateral was US$270 million as of September 30, 2011.

2011 Third Quarter Results Page 8

OPERATING RESULTS

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of U.S. Dollars, except per ADS amounts)

INCOME STATEMENT	January - September				Third Quarter			
	2011	2010	% Var.	like-to-like % Var. *	2011	2010	% Var.	like-to-like % Var. *
Net Sales	11,436,744	10,576,665	8%	3%	3,967,151	3,765,301	5%	1%
Cost of Sales	(8,133,862)	(7,530,061)	(8%)		(2,781,453)	(2,668,711)	(4%)	
Gross Profit	3,302,882	3,046,604	8%	2%	1,185,698	1,096,590	8%	4%
Selling, General and Administrative Expenses	(2,565,548)	(2,318,802)	(11%)		(880,869)	(812,221)	(8%)	
Operating Income	737,333	727,803	1%	(4%)	304,829	284,369	7%	6%
Other Expenses, Net	(365,703)	(308,861)	(18%)		(92,693)	(124,997)	26%	
Operating Income After Other Expenses, Net	371,630	418,942	(11%)		212,136	159,372	33%	
Financial Expenses	(1,073,260)	(958,828)	(12%)		(371,152)	(332,571)	(12%)	
Financial Income	25,907	24,304	7%		9,012	6,927	30%	
Exchange Gain (loss), Net	(101,844)	65,549	N/A		(217,439)	109,129	N/A	
Monetary Position Gain (loss)	10,745	11,767	(9%)		2,608	4,925	(47%)	
Gain (loss) on Financial Instruments	(419,436)	(118,028)	(255%)		(339,492)	(33,642)	(909%)	
Total Comprehensive Financing (cost) Income	(1,557,886)	(975,236)	(60%)		(916,462)	(245,231)	(274%)	
Net Income Before Income Taxes	(1,186,256)	(556,294)	(113%)		(704,326)	(85,859)	(720%)	
Income Tax	(191,449)	(129,003)	(48%)		(110,786)	(8,074)	(1272%)	
Net Income Before Participation of Uncons. Subs.	(1,377,706)	(685,297)	(101%)		(815,112)	(93,932)	(768%)	
Participation in Unconsolidated Subsidiaries	(40,073)	(42,592)	6%		(7,473)	7,614	N/A	
Consolidated Net Income (loss)	(1,417,779)	(727,889)	(95%)		(822,585)	(86,318)	(853%)	
Non-controlling interest Net Income (loss)	(1,893)	9,029	N/A		(882)	2,949	N/A	
CONTROLLING INTEREST NET INCOME (LOSS)	(1,415,886)	(736,918)	(92%)		(821,703)	(89,267)	(821%)	
Operating EBITDA	1,793,654	1,829,082	(2%)	(6%)	657,965	648,649	1%	(1%)
Earnings (loss) per ADS	(1.36)	(0.74)	(84%)		(0.79)	(0.09)	(782%)	

BALANCE SHEET	As of September 30		
	2011	2010	% Var.
Total Assets	39,944,643	43,631,658	(8%)
Cash and Temporary Investments	736,267	837,728	(12%)
Trade Accounts Receivables	1,225,392	1,229,536	(0%)
Other Receivables	718,375	1,303,995	(45%)
Inventories	1,309,066	1,389,799	(6%)
Other Current Assets	304,368	229,121	33%
Current Assets	4,293,468	4,990,179	(14%)
Fixed Assets	17,871,469	18,818,296	(5%)
Other Assets	17,779,706	19,823,183	(10%)
Total Liabilities	24,510,219	25,919,042	(5%)
Current Liabilities	4,053,851	4,649,906	(13%)
Long-Term Liabilities	16,964,858	16,134,465	5%
Other Liabilities	3,491,510	5,134,671	(32%)
Consolidated Stockholders' Equity	15,434,425	17,712,616	(13%)
Non-controlling Interest and Perpetual Instruments	1,428,282	1,604,763	(11%)
Stockholders' Equity Attributable to Controlling Interest	14,006,143	16,107,853	(13%)

2011 Third Quarter Results

Page 9

OPERATING RESULTS

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of Mexican Pesos in nominal terms)

	January - September			Third Quarter		
INCOME STATEMENT	2011	2010	% Var.	2011	2010	% Var.
Net Sales	138,384,603	134,958,250	3%	50,184,459	48,271,160	4%
Cost of Sales	(98,419,735)	(96,083,580)	(2%)	(35,185,377)	(34,212,876)	(3%)
Gross Profit	39,964,868	38,874,670	3%	14,999,082	14,058,285	7%
Selling, General and Administrative Expenses	(31,043,135)	(29,587,908)	(5%)	(11,142,995)	(10,412,670)	(7%)
Operating Income	8,921,733	9,286,762	(4%)	3,856,087	3,645,615	6%
Other Expenses, Net	(4,425,006)	(3,941,066)	(12%)	(1,172,567)	(1,602,466)	27%
Operating Income After Other Expenses, Net	4,496,727	5,345,696	(16%)	2,683,521	2,043,148	31%
Financial Expenses	(12,986,442)	(12,234,647)	(6%)	(4,695,072)	(4,263,561)	(10%)
Financial Income	313,476	310,118	1%	114,008	88,808	28%
Exchange Gain (loss), Net	(1,232,308)	836,399	N/A	(2,750,603)	1,399,039	N/A
Monetary Position Gain (loss)	130,019	150,150	(13%)	32,988	63,144	(48%)
Gain (loss) on Financial Instruments	(5,075,171)	(1,506,034)	(237%)	(4,294,569)	(431,286)	(896%)
Total Comprehensive Financing (cost) Income	(18,850,426)	(12,444,012)	(51%)	(11,593,250)	(3,143,856)	(269%)
Net Income Before Income Taxes	(14,353,699)	(7,098,317)	(102%)	(8,909,729)	(1,100,708)	(709%)
Income Tax	(2,316,538)	(1,646,079)	(41%)	(1,401,438)	(103,504)	(1254%)
Net Income Before Participation of Uncons. Subs.	(16,670,238)	(8,744,396)	(91%)	(10,311,167)	(1,204,212)	(756%)
Participation in Unconsolidated Subsidiaries	(484,889)	(543,473)	11%	(94,536)	97,618	N/A
Consolidated Net Income (loss)	(17,155,127)	(9,287,869)	(85%)	(10,405,703)	(1,106,595)	(840%)
Non-controlling interest Net Income (loss)	(22,907)	115,210	N/A	(11,155)	37,806	N/A
CONTROLLING INTEREST NET INCOME (LOSS)	(17,132,220)	(9,403,079)	(82%)	(10,394,548)	(1,144,400)	(808%)
Operating EBITDA	21,703,217	23,339,084	(7%)	8,323,258	8,315,684	0%
Earnings (loss) per ADS	(16.45)	(9.41)	(75%)	(9.97)	(1.14)	(771%)

	As of September 30		
BALANCE SHEET	2011	2010	% Var.
Total Assets	554,032,202	549,758,897	1%
Cash and Temporary Investments	10,212,018	10,555,377	(3%)
Trade Accounts Receivables	16,996,183	15,492,152	10%
Other Receivables	9,963,866	16,430,333	(39%)
Inventories	18,156,749	17,511,466	4%
Other Current Assets	4,221,588	2,886,927	46%
Current Assets	59,550,404	62,876,255	(5%)
Fixed Assets	247,877,277	237,110,531	5%
Other Assets	246,604,521	249,772,111	(1%)
Total Liabilities	339,956,733	326,579,933	4%
Current Liabilities	56,226,908	58,588,814	(4%)
Long-Term Liabilities	235,302,577	203,294,260	16%
Other Liabilities	48,427,248	64,696,859	(25%)
Consolidated Stockholders' Equity	214,075,469	223,178,963	(4%)
Non-controlling Interest and Perpetual Instruments	19,810,269	20,220,013	(2%)
Stockholders' Equity Attributable to Controlling Interest	194,265,201	202,958,950	(4%)

2011 Third Quarter Results

Page 10

OPERATING RESULTS

Operating Summary per Country

In thousands of U.S. dollars

	January - September				Third Quarter			
NET SALES	2011	2010	% Var.	like-to-like % Var. *	2011	2010	% Var.	like-to-like % Var. *
Mexico	2,661,434	2,534,283	5%	(0%)	856,314	867,978	(1%)	(3%)
USA	1,838,579	1,918,777	(4%)	(9%)	712,545	683,079	4%	(4%)
Northern Europe	3,632,610	3,064,922	19%	10%	1,301,868	1,190,039	9%	3%
Mediterranean	1,336,637	1,370,877	(2%)	(5%)	424,206	447,821	(5%)	(7%)
South / Central America and Caribbean	1,297,833	1,077,762	20%	19%	452,893	365,989	24%	24%
Asia	381,369	390,263	(2%)	(7%)	130,455	124,139	5%	1%
Others and intercompany eliminations	*288,283*	*219,781*	*31%*	*23%*	*88,870*	*86,256*	*3%*	*3%*
TOTAL	11,436,744	10,576,665	8%	3%	3,967,151	3,765,301	5%	1%
GROSS PROFIT								
Mexico	1,303,619	1,204,135	8%	3%	410,673	396,022	4%	2%
USA	(49,521)	(19,703)	(151%)	N/A	15,372	(4,747)	N/A	(5%)
Northern Europe	900,499	724,405	24%	16%	360,619	332,955	8%	3%
Mediterranean	471,163	514,380	(8%)	(10%)	140,958	183,055	(23%)	(24%)
South / Central America and Caribbean	524,245	461,133	14%	12%	189,064	142,914	32%	33%
Asia	107,219	140,418	(24%)	(27%)	34,167	42,603	(20%)	(23%)
Others and intercompany eliminations	*45,657*	*21,837*	*109%*	*73%*	*34,845*	*3,789*	*820%*	*831%*
TOTAL	3,302,882	3,046,604	8%	2%	1,185,698	1,096,590	8%	4%
OPERATING INCOME								
Mexico	774,417	755,092	3%	(3%)	247,388	249,458	(1%)	(2%)
USA	(496,342)	(480,915)	(3%)	(2%)	(142,254)	(155,811)	9%	9%
Northern Europe	121,427	21,278	471%	432%	95,069	81,035	17%	12%
Mediterranean	265,116	327,692	(19%)	(18%)	78,235	117,589	(33%)	(33%)
South / Central America and Caribbean	319,264	298,028	7%	5%	122,255	86,545	41%	42%
Asia	48,100	86,371	(44%)	(46%)	14,788	23,746	(38%)	(39%)
Others and intercompany eliminations	*(294,649)*	*(279,744)*	*(5%)*	*(1%)*	*(110,652)*	*(118,193)*	*6%*	*9%*
TOTAL	737,333	727,803	1%	(4%)	304,829	284,369	7%	6%

2011 Third Quarter Results

Page 11

OPERATING RESULTS

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of net sales

	January - September				Third Quarter			
OPERATING EBITDA	2011	2010	% Var.	like-to-like % Var. *	2011	2010	% Var.	like-to-like % Var. *
Mexico	884,707	865,719	2%	(3%)	285,111	286,098	(0%)	(2%)
USA	(80,376)	(8,823)	(811%)	(2081%)	(10,147)	(2,010)	(405%)	N/A
Northern Europe	332,724	221,170	50%	40%	169,927	150,813	13%	7%
Mediterranean	345,046	409,367	(16%)	(16%)	104,368	144,953	(28%)	(28%)
South / Central America and Caribbean	385,604	363,034	6%	4%	144,312	108,364	33%	34%
Asia	62,850	102,184	(38%)	(40%)	19,770	29,100	(32%)	(34%)
Others and intercompany eliminations	*(136,902)*	*(123,569)*	*(11%)*	*(3%)*	*(55,375)*	*(68,669)*	*19%*	*23%*
TOTAL	1,793,654	1,829,082	(2%)	(6%)	657,965	648,649	1%	(1%)

OPERATING EBITDA MARGIN	2011	2010	2011	2010
Mexico	33.2%	34.2%	33.3%	33.0%
USA	(4.4%)	(0.5%)	(1.4%)	(0.3%)
Northern Europe	9.2%	7.2%	13.1%	12.7%
Mediterranean	25.8%	29.9%	24.6%	32.4%
South / Central America and Caribbean	29.7%	33.7%	31.9%	29.6%
Asia	16.5%	26.2%	15.2%	23.4%
TOTAL	15.7%	17.3%	16.6%	17.2%

2011 Third Quarter Results

Page 12

OPERATING RESULTS

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.
Ready-mix: Thousands of cubic meters.

	January - September			Third quarter		
	2011	2010	% Var.	2011	2010	% Var.
Consolidated cement volume *	50,483	49,543	2%	17,454	17,170	2%
Consolidated ready-mix volume	40,949	37,997	8%	14,513	13,710	6%
Consolidated aggregates volume	120,979	119,764	1%	43,216	44,172	(2%)

Per-country volume summary

	January - September	Third quarter	Third quarter 2011 Vs.
DOMESTIC GRAY CEMENT VOLUME	2011 Vs. 2010	2011 Vs. 2010	Second quarter 2011
Mexico	1%	(1%)	(8%)
U.S.A.	(4%)	2%	10%
Northern Europe	12%	2%	5%
Mediterranean	(7%)	(14%)	(13%)
South / Central America and Caribbean	5%	6%	(1%)
Asia	(6%)	1%	0%

READY-MIX VOLUME			
Mexico	13%	10%	0%
U.S.A.	(5%)	9%	24%
Northern Europe	12%	3%	(1%)
Mediterranean	4%	(1%)	(6%)
South / Central America and Caribbean	17%	19%	3%
Asia	(1%)	8%	3%

AGGREGATES VOLUME			
Mexico	3%	(0%)	(2%)
U.S.A.	(11%)	(10%)	4%
Northern Europe	6%	(1%)	2%
Mediterranean	(5%)	(7%)	(3%)
South / Central America and Caribbean	40%	63%	11%
Asia	(2%)	(1%)	(6%)

* Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

2011 Third Quarter Results

Page 13

OPERATING RESULTS

Price Summary

Variation in U.S. Dollars

DOMESTIC GRAY CEMENT PRICE	January - September 2011 Vs. 2010	Third quarter 2011 Vs. 2010	Third quarter 2011 Vs. Second quarter 2011
Mexico	9%	5%	(7%)
U.S.A.	(1%)	0%	(1%)
Northern Europe (*)	9%	7%	(5%)
Mediterranean (*)	(3%)	(4%)	(4%)
South / Central America and Caribbean (*)	7%	8%	3%
Asia (*)	(3%)	(5%)	(1%)

READY-MIX PRICE			
Mexico	11%	7%	(9%)
U.S.A.	2%	4%	1%
Northern Europe (*)	10%	8%	(4%)
Mediterranean (*)	5%	7%	(2%)
South / Central America and Caribbean (*)	7%	7%	2%
Asia (*)	14%	12%	0%

AGGREGATES PRICE			
Mexico	19%	15%	(10%)
U.S.A.	9%	12%	0%
Northern Europe (*)	10%	9%	(4%)
Mediterranean (*)	13%	12%	(3%)
South / Central America and Caribbean (*)	(0%)	6%	(6%)
Asia (*)	13%	11%	2%

(*) Volume weighted-average price.

2011 Third Quarter Results

Page 14

OPERATING RESULTS

Price Summary

Variation in Local Currency

DOMESTIC GRAY CEMENT PRICE	January - September 2011 Vs. 2010	Third quarter 2011 Vs. 2010	Third quarter 2011 Vs. Second quarter 2011
Mexico	3%	3%	1%
U.S.A.	(1%)	0%	(1%)
Northern Europe (*)	1%	2%	(1%)
Mediterranean (*)	(3%)	(4%)	(2%)
South / Central America and Caribbean (*)	5%	9%	4%
Asia (*)	(7%)	(8%)	(2%)

READY-MIX PRICE			
Mexico	5%	5%	(1%)
U.S.A.	2%	4%	1%
Northern Europe (*)	2%	2%	(1%)
Mediterranean (*)	(0%)	2%	2%
South / Central America and Caribbean (*)	5%	7%	3%
Asia (*)	7%	7%	0%

AGGREGATES PRICE			
Mexico	13%	13%	(2%)
U.S.A.	9%	12%	0%
Northern Europe (*)	3%	4%	(0%)
Mediterranean (*)	5%	5%	1%
South / Central America and Caribbean (*)	(1%)	8%	(4%)
Asia (*)	5%	7%	3%

(*) Volume weighted-average price.

2011 Third Quarter Results

Page 15

OTHER ACTIVITIES

CEMEX completes roll-over of securitization of accounts receivables program in Mexico

On August 9, 2011, CEMEX announced that it successfully rolled-over its securitization of accounts receivables program in Mexico. To fund the transaction, a trust (at HSBC Mexico) issued MXN$2.5 billion (approximately US$202 million using an exchange rate of MXN$12.37 per U.S. dollar) of receivables?backed bonds maturing on October 5, 2015. The sale of receivables is on a non-recourse basis and does not represent debt for CEMEX. The bonds were priced at a spread of 200 bps over the 28-day TIIE interbank rate. Proceeds of the securitization were used to fully amortize the receivables-backed bonds issued in July 2009 under the securitization program which is being rolled-over and to pay down debt.

CEMEX enhances its operations with new business process model

On September 5, 2011, CEMEX announced the successful execution of its integration to an SAP-centric enterprise platform for its operations across all business lines in Mexico, Spain and Costa Rica. This platform is already implemented in other operations, including the United States, the United Kingdom, Germany, and France, among others. Cement, ready?mix concrete and aggregates operations are now using one of the most advanced enterprise application software available in the market, to provide more value for CEMEX’s customers, suppliers and other key stakeholders. CEMEX achieved this integration in a record time with the help of a transformation team that included key representatives of the different business operations and expert guidance from individuals in the internal CEMEX business process areas. In the following 12 months, the integration process will continue in Central and South America, Europe and Asia. During the project, CEMEX received support from its subsidiary Neoris, a global business and IT consulting firm with extensive experience in SAP integrations.

CEMEX announces progress on its affordable housing initiative

On October 13, 2011, CEMEX announced a number of developments in the progress of its affordable housing initiative, a project that was undertaken to help provide quality concrete housing to low-income families in developing countries. The housing initiative, which was launched in 2010, is defined by a two-tiered approach of providing affordable quality building solutions while also identifying adequate financial solutions to meet each family’s  needs. As part of the initiative, CEMEX housing experts have developed several prototypes of concrete houses for various types of urban and rural communities. These prototypes have been adapted to local usage and customs in different regions of developing countries. The cost of building these houses is under US$10,000, including finishes, fixtures, and equipment. CEMEX is also working with various institutions to obtain suitable financial product fees and payment terms for the beneficiaries. As of today, CEMEX has implemented 30 housing projects under this initiative in coordination with third-party developers in five countries and the  expectation is to have approximately 5,000 homes built by the end of 2011. As a result of the worldwide housing deficit an estimated 1.1 billion people in urban areas live in inadequate housing. Mitigating the deficit is a challenge that requires joint action between governments, financial institutions, NGOs, and private enterprises. CEMEX has already collaborated with a number of important international, federal, state and local organizations to provide such affordable housing.

Texas General Land Office Litigation

The Texas General Land Office (“GLO”) alleged that CEMEX failed to pay approximately U.S.$550 million in royalties related to mining by CEMEX and its predecessors since the 1940s on lands that, when transferred originally by the State of Texas, contained a reservation of mineral rights. The petition filed by the GLO also states that the state is seeking injunctive relief, although the state has not acted on such request. On December 17, 2009, the Texas court handling this matter granted CEMEX’s motion for summary judgment, finding that the GLO’s claims had no merit. The GLO filed a Motion for reconsideration that was denied by the court. The GLO then appealed the El Paso Court of Appeals, and on August 31, 2011, the Court of Appeals reversed the trial court’s judgment and rendered judgment in favor of the state with respect to the ownership of the mineral rights on the lands mined by CEMEX and its predecessors in interest. CEMEX intends to appeal the Court of Appeal’s decision with respect to the ownership of the mineral rights to the Texas Supreme Court and will continue to vigorously defend the claim.

Antitrust Investigations in Mexico

In January and March 2009, we were notified of two findings of presumptive responsibility against CEMEX issued by the Mexican Competition Authority (Comisión Federal de Competencia or “CFC”), alleging certain violations of Mexican antitrust laws. We believe these findings contain substantial violations of rights granted to us by the Mexican Constitution. With respect to the second case (the one that we were notified of in March 2009), on October 14, 2011, the CFC determined to close the case due to a lack of evidence sufficient to impose sanctions. The first case (the one that we were notified of in January 2009) remains ongoing.

Acquisition of Ready Mix USA LLC

In connection with CEMEX’s joint ventures with Ready Mix USA: a) CEMEX Southeast, LLC, the joint venture which had been owned 50.01% by CEMEX; and b) Ready Mix USA LLC, the joint venture which had been owned by Ready Mix USA, on September 30, 2010, Ready Mix USA exercised its put option. On August 1, 2011, after performance of the obligations by both parties under the put option agreement, CEMEX acquired its partner’s interests in Ready Mix USA LLC and CEMEX Southeast LLC in exchange for approximately US$352 million and the assumption of approximately US$28 million in net debt. CEMEX´s consolidated balance sheet and the consolidated statement of operations as of and for the period ended September 30, 2011 include the balances of Ready Mix USA LLC as of September 30, 2011 and the results of operations for the two-month period ended September 30, 2011. There is no goodwill arising from the transaction since, under Mexican FRS, in transactions between joint venture partners, any difference between the purchase price paid and the estimated fair value of the net assets acquired should be recognized directly in equity. At the date of this report, CEMEX is in the process of determining the fair value of the net assets acquired, and expects to finalize such process during the fourth quarter of 2011.

2011 Third Quarter Results

OTHER INFORMATION

Mexican Tax Reform 2010

In November 2009, the Mexican Congress approved amendments to the income tax law that became effective on January 1, 2010. The new law included changes to the tax consolidation regime that will require CEMEX, among other things, to determine income taxes as if the tax consolidation provisions in Mexico did not exist from 1999 onward. These changes also required the payment of taxes on dividends between entities of the tax consolidation group (specifically, dividends paid from profits that were not taxed in the past), certain special items in the tax consolidation, as well as tax loss carryforwards generated by entities within the consolidated tax group that should have been recovered by such individual entities over the succeeding 10 years. This new law increased the statutory income tax rate from 28% to 30% for the years 2010 to 2012, 29% for 2013, and decreasing it to 28% for 2014 and future years. Pursuant to the new tax law, the parent company was required to pay in 2010 (at the new 30% tax rate) 25% of the tax resulting from eliminating the tax consolidation effects from 1999 to 2004. The remaining 75% is required to be paid as follows: 25% in 2011, 20% in 2012, 15% in 2013, and 15% in 2014. With respect to the consolidation effects originated after 2004, these should be considered during the sixth fiscal year following their origination and will be payable over the succeeding five years in the same proportions (25%, 25%, 20%, 15%, and 15%), and, in relation to this, the consolidation effect for 2005 has already been notified to CEMEX and considered. Applicable taxes payable as a result of the changes to the tax consolidation regime will be increased by inflation, as required by the Mexican income tax law. As of December 31, 2009, based on Interpretation 18, the parent company recognized the nominal value of estimated taxes payable in connection with the aforementioned amendments in the law for approximately US$799 million. This amount was recognized by the parent company as a tax payable on its balance sheet against “Other non-current assets” for approximately US$628 million, in connection with the net liability recognized before the new tax law and that the parent company expects to realize in connection with thepayment of this tax liability; and approximately US$171 million against “Retained earnings” for the portion, according to the new law,  related to: a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity for tax purposes of the consolidated entity; b) dividends from the controlled entities for tax purposes to CEMEX, S.A.B. de C.V.; and c) other transactions between the companies included in the tax consolidation that represented the transfer of resources within such group. In December 2010, pursuant to additional rules, the tax authorities eliminated certain aspects of the law related to the taxable amount for the difference between the sum of the equity of the controlled entities for tax purposes and the equity for tax purposes of the consolidated entity. As a result, the parent company reduced its estimated tax payable by approximately US$235 million against a credit to “Retained earnings.” In 2010, changes in the parent company’s tax payable associated to the tax consolidation in Mexico are as follows (approximate US$ Millions):

2010

Balance at the beginning of the period $846

Income tax received from subsidiaries $180

Restatement for the period $26

Payments during the period ($23)

Deduction associated with additional tax rules ($210)

Other ($92)

Balance at the end of the period $727

As of December 31, 2010, the balance of tax loss carryforwards that have not been considered in the tax consolidation was approximately US$463 million. As of December 31, 2010, the estimated payment schedule of taxes payable resulting from changes in the tax consolidation regime in Mexico were as follows (approximate amounts in millions of US dollars):

2011 $43*

2012 $48

2013 $48

2014 $139

2015 $147

2016 and thereafter $302

$727

* The payment for 2011 was made on March 31, 2011 in the amount of Ps506 million, equivalent to approximately US$42.52 million. This payment included 25% of the amount that corresponds to the year 2005.

Effects of the nationalization of CEMEX Venezuela on our financial statements

Our consolidated balance sheets as of September 30, 2011 presented elsewhere in this quarterly report, include within “Other Assets” our net investment in our confiscated Venezuelan assets as of the same date. Our net investment in our Venezuelan assets as of September 30, 2011 was as follows: Millions of pesos September 30, 2011 Net total assets MXN6,675

2011 Third Quarter Results

OTHER INFORMATION

Migration of CEMEX to International Financial Reporting Standards in 2012

Based on requirements issued in 2009 by the Mexican National Banking and Securities Commission, all entities that trade their securities on the Mexican Stock Exchange must adopt the International Financial Reporting Standards ("IFRS") for the preparation of their consolidated financial statements no later than January 1, 2012. CEMEX began planning its IFRS migration process during the last quarter of 2009. In summary, the status of CEMEX's IFRS migration process as of September 30, 2011, was as follows:

Stage 1. Communication to the organization and IFRS training

Activities undertaken and finalized between November 2009 and June 2010. Jointly with its external consultants for the IFRS migration project, CEMEX designed and implemented specific IFRS training programs for the team involved directly in the generation of financial information, the corporate support team, and the personnel in the Business Units. These training programs consisted of: a) mandatory self-training based on a specialized intranet; b) training based in webcasts oriented to a wide-range of personnel, by means of which, experts covered a variety of significant topics for CEMEX; and c) face-to-face training sessions for key personnel directly involved in the determination and quantification of the main differences between IFRS and Mexican FRS.

Stage 2. Evaluation of accounting and business impacts

CEMEX concluded the documentation phase of this stage in November 2010. CEMEX elected to prepare its initial balance sheet under IFRS as of January 1, 2010, in order to report three years of operations under IFRS at the 2012 year end. Based on IFRS 1, "IFRS First Time Adoption," for purposes of the initial balance sheet, external appraisers are currently finalizing the valuation of CEMEX's main fixed assets at fair value. As allowed by IFRS 1, CEMEX elected not to revisit the accounting treatment of business acquisitions made before January 1, 2010.

As of September 30, 2011, CEMEX has concluded its initial balance sheet under IFRS. With the information available, the expected main impacts by line item of the consolidated balance sheet as of January 1, 2010, are as follows:

No.	Account	Type	Explanation
1	Accounts receivables / Other financial obligations	Asset Liability	*An increase in both accounts is expected as a result of the current securitization programs, which are not expected to comply with all the IFRS 39 derecognition requirements; consequently, any resources obtained under these programs would be recognized against a liability.*
2	Inventories	Asset	*Based on IFRS, a small decrease resulted from certain spare parts that were reclassified to fixed assets.*
3	Fixed Assets	Asset	*The valuation of CEMEX´s major fixed assets at fair value generated the most significant increase in the consolidated balance sheet as of the transition date.*
4	Other Intangible Assets	Asset	*An increase in this account results mainly from the reclassification of mining rights that were previously recognized within fixed assets.*
5	Employee benefits	Liability	*At the transition date, all actuarial gains or losses under deferral were fully amortized against equity, causing an increase in the liability.*
6	Deferred income taxes	Liability	*The balance increased at the transition date mainly due to an increase in fixed assets as mentioned above.*
7	Stockholders´Equity	Equity	*Based on IFRS 1, most IFRS first time adoption effects at the transition date were recognized directly against retained earnings, such as the fixed assets revaluation, net of their deferred taxed effect, etc.*

Finally, to conclude the Stage 2, CEMEX now expects to complete the adaptation of its transactional systems for the ongoing generation of information under IFRS during the fourth quarter 2011.

Stage 3. Parallel financial information generation under IFRS

During the third and fourth quarter of 2011, CEMEX will undertake the preparation of its consolidated financial statements under IFRS for the years 2010 and 2011. As of September 30, 2011, this process was approximately 50% of complete. Considering the effects determined in CEMEX's initial IFRS balance sheet, the expected main impacts as a result of the revaluation of its main fixed assets to fair value are increases in the non-cash depreciation and depletion amounts in CEMEX's IFRS statements of operations for the year 2010 and each year thereafter, as compared to those previously reported under Mexican FRS.

2011 Third Quarter Results Page 18

DEFINITIONS OF TERMS AND DISCLOSURES

Methodology for translation, consolidation, and presentation of results

Under MFRS, beginning January 1, 2008, CEMEX translates the financial statements of those foreign subsidiaries operating in low-inflation environments using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement, while for foreign subsidiaries operating in high-inflation environments, CEMEX uses the exchange rates at the reporting date for the balance sheet and income statement. CEMEX reports its consolidated results in Mexican pesos.

For the reader's convenience, beginning June 30, 2008, US dollar amounts for the consolidated entity are calculated by converting the nominal Mexican peso amounts at the end of each quarter using the average MXN/US$ exchange rate for each quarter. The exchange rates used to convert results for third quarter of 2011 and third quarter of 2010 are 12.65 and 12.82 Mexican pesos per US dollar, respectively.

Per-country/region figures are presented in US dollars for the reader's convenience. Figures presented in US dollars for Mexico as of June 30, 2011, and June 30, 2010, can be converted into their original local currency amount by multiplying the US-dollar figure by the corresponding average exchange rates for 2011 and 2010, provided below.

Breakdown of regions

Northern Europe includes operations in Austria, the Czech Republic, France, Germany, Hungary, Ireland, Latvia, Poland, and the United Kingdom, as well as trading operations in several Nordic countries.

The Mediterranean region includes operations in Croatia, Egypt, Israel, Spain, and the United Arab Emirates.

The South/Central America and Caribbean region includes CEMEX's operations in Argentina, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Jamaica, Nicaragua, Panama, and Puerto Rico, as well as trading operations in the Caribbean region.

The Asia region includes operations in Bangladesh, China, Malaysia, the Philippines, Taiwan, and Thailand.

Disclosure on cement volumes

As of the second quarter 2010, we changed our reporting base for our cement volumes from total domestic cement including gray and white cement, mortar and clinker to domestic gray cement, except where indicated.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

Maintenance capital expenditures are investments completed with the purpose of ensuring the company's operational continuity. These includes **replacement** capital expenditures, which are projects required to change obsolete assets or maintain current operational levels, and **mandatory** capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt minus cash and cash equivalents, and does not include our obligations in respect of our perpetual notes and loans, which are treated as equity obligations under Mexican financial reporting standards.

Operating EBITDA equals operating income plus depreciation and operating amortization.

pp equals percentage points

Strategic capital expenditures are investments completed with the purpose of increasing the company's profitability. These includes **growth** capital expenditures, which are designed to increase profitability by expanding capacity, and **margin improvement** capital expenditures, which are designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

Earnings per ADS

The number of average ADSs outstanding used for the calculation of earnings per ADS was 1,042.9 million for the third quarter of 2011, 1,041.5 million for the first nine months of 2011, 999.7 million for the third quarter of 2010, and 988.9 million for the first nine months of 2010.

According to the Mexican NIF B-14 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder's equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings. The shares issued as a result of share dividends and recapitalizations should be considered as issued at the beginning of the period.

Exchange rates	January - September		Third quarter	
	2011 Average	2010 Average	2011 Average	2010 Average
Mexican peso	12.10	12.76	12.65	12.82
Euro	0.7077	0.7632	0.7122	0.7624
British pound	0.6191	0.6523	0.6220	0.6412

Amounts provided in units of local currency per US dollar.

2011 Third Quarter Results Page 19